SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )


                             Bangor Hydro-Electric Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    060077104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


CUSIP No.    060077104                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                 WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          375,801
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    375,801

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    375,801

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.10%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          375,801
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    375,801

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    375,801

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.10%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   060077104                  13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
          Common Stock             Bangor Hydro-Electric Co.
                                   33 State Street
					     Bangor, Me 04401


________________________________________________________________________________
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    245 Park Avenue
                                 New York, NY 10167
     (d)None

     (e)Any such proceedings are reported and summarized in Bear Stearn's Form BD filed with the Securities and
        Exchange Commission, which descriptions are hereby incorporated by reference.

     (f)See Appendix I

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Working Capital; The aggregate purchase price of the 375,801 shares of Common Stock was approximately $9,958,726.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

Bear Stearns has acquired the Common Stock of Bangor Hydro-Electric Co.
in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.
Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer as of 10/03/2001.

     (a)Number:                                                  375,801
        Percentage:                                              5.10%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:            375,801
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition:  375,801

     (c)Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix II hereto.

     (d)Inapplicable.

     (e)Inapplicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                                      None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                      None

________________________________________________________________________________


**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     October 12, 2001
                                        ----------------------------------------
                                                         (Date)


                                                          /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                 APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

James E. Cayne            Chairman of the Board/Chief Executive Officer
                          Chairman of the Management and Compensation Committee

Alan D. Schwartz 		  President and Co-Chief Operating Officer

Warren J. Spector         President and Co-Chief Operating Officer

Alan C. Greenberg		  Chairman of the Executive Committee

Bruce E. Geismar		  Chief Operations Officer

Mark E. Lehman            Executive Vice President/General Counsel
                          Chief Legal Officer

Michael Minikes           Treasurer

Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance

E. John Rosenwald Jr.     Vice-Chairman of the Board

Michael L. Tarnopol       Vice-Chairman of the Board

Kenneth L. Edlow          Secretary

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

Daniel L. Keating         Director

John L. Knight            Director

David A. Liebowitz        Director

Richard R. Lindsey        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Stephen E. Raphael        Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Eli Wachtel               Director

Uzi Zucker                Director


John L. Knight's business address is One Canada Square London E16 5AD England. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                  APPENDIX II

                               Bangor Hydro-Electric Co.
                      Trading from 08/17/2001 through 10/3/2001
                              (Various Firm's Accounts)


                         ***** 10/03 *****
 29,800  BANGOR HYDRO-ELECTRIC CO       26.6700       794,766.00
 15,800  BANGOR HYDRO-ELECTRIC CO       26.6700       421,544.00
 14,400  BANGOR HYDRO-ELECTRIC CO       26.6700       384,192.00
                         ***** 09/26 *****
 13,200  BANGOR HYDRO-ELECTRIC CO       26.6000       351,252.00
 24,900  BANGOR HYDRO-ELECTRIC CO       26.6000       662,340.00
 11,900  BANGOR HYDRO-ELECTRIC CO       26.6000       316,659.00
                         ***** 09/25 *****
  3,700  BANGOR HYDRO-ELECTRIC CO       26.6000        98,457.00
  7,000  BANGOR HYDRO-ELECTRIC CO       26.6000       186,200.00
  3,300  BANGOR HYDRO-ELECTRIC CO       26.6000        87,813.00
                         ***** 09/24 *****
  2,600  BANGOR HYDRO-ELECTRIC CO       26.6000        69,186.00
  5,000  BANGOR HYDRO-ELECTRIC CO       26.6000       133,000.00
  2,400  BANGOR HYDRO-ELECTRIC CO       26.6000        63,864.00
                         ***** 09/21 *****
  5,200  BANGOR HYDRO-ELECTRIC CO       26.5989       138,314.28
  2,850  BANGOR HYDRO-ELECTRIC CO       26.5989        75,835.37
  2,550  BANGOR HYDRO-ELECTRIC CO       26.5989        67,852.70
                         ***** 09/20 *****
  5,000  BANGOR HYDRO-ELECTRIC CO       26.6000       133,000.00
  2,600  BANGOR HYDRO-ELECTRIC CO       26.6000        69,186.00
  2,400  BANGOR HYDRO-ELECTRIC CO       26.6000        63,864.00
                         ***** 09/19 *****
 10,100  BANGOR HYDRO-ELECTRIC CO       26.5995       268,654.95
  5,300  BANGOR HYDRO-ELECTRIC CO       26.5995       141,030.35
  4,800  BANGOR HYDRO-ELECTRIC CO       26.5995       127,725.60
                         ***** 09/18 *****
 22,238  BANGOR HYDRO-ELECTRIC CO       26.6000       591,530.80
 11,787  BANGOR HYDRO-ELECTRIC CO       26.6000       313,652.07
 10,675  BANGOR HYDRO-ELECTRIC CO       26.6000       284,061.75
                         ***** 09/17 *****
 17,500  BANGOR HYDRO-ELECTRIC CO       26.5500       464,625.00
  9,200  BANGOR HYDRO-ELECTRIC CO       26.5500       244,260.00
  8,300  BANGOR HYDRO-ELECTRIC CO       26.5500       220,365.00
                         ***** 09/05 *****
 14,700- BANGOR HYDRO-ELECTRIC CO       26.5729       390,608.60-
  7,800- BANGOR HYDRO-ELECTRIC CO       26.5729       207,261.71-
  5,500- BANGOR HYDRO-ELECTRIC CO       26.5729       146,091.07-
                         ***** 08/27 *****
  9,200  BANGOR HYDRO-ELECTRIC CO       26.4500       243,340.00
  4,900  BANGOR HYDRO-ELECTRIC CO       26.4500       129,654.00
  4,200  BANGOR HYDRO-ELECTRIC CO       26.4500       111,132.00
                         ***** 08/24 *****
 30,100  BANGOR HYDRO-ELECTRIC CO       26.4332       795,639.32
 16,000  BANGOR HYDRO-ELECTRIC CO       26.4332       422,931.20
 13,900  BANGOR HYDRO-ELECTRIC CO       26.4332       367,560.48
                         ***** 08/23 *****
  2,578  BANGOR HYDRO-ELECTRIC CO       26.3500        67,930.30
  3,635  BANGOR HYDRO-ELECTRIC CO       26.3500        95,818.60
  3,787  BANGOR HYDRO-ELECTRIC CO       26.3500        99,825.32
                         ***** 08/17 *****
  2,000  BANGOR HYDRO-ELECTRIC CO       26.3500        52,700.00
  3,000  BANGOR HYDRO-ELECTRIC CO       26.3500        79,080.00

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).